[Letterhead of Peer Review Mediation and Arbitration, Inc.]

 August 13, 2012

United States

Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.W.

Washington, D.C. 20549-4631

Re:

Peer Review Mediation and Arbitration, Inc.

Form 8-K

Filed July 26, 2012

File No. 333-154898

Dear Sir or Madam:

In response to your comment letter dated July 26, 2012, please note the following:

Item 4.01 Changes in Certifying Accountant

1. We show that your file is 333-154898 rather than 000-52712. Please revise the cover page in future filings to reflect the correct file number.

The filing number has been revised for accuracy.

2. Please revise your disclosure in the first paragraph to clarify whether Ronald R. Chadwick, P.C. was dismissed, resigned or declined to stand for re-election and whether the decision to change independent accountants was recommended or approved by your board of directors. Refer to paragraphs (a)(1)(i) and (iii) of Item 304 of Regulation S-K.

The disclosure has been revised to properly disclose the reasons for Mr. Chadwick’s resignation.

3. Please revise your disclosure in the second paragraph to clarify that the report of Ronald R. Chadwick, P.C. for each of the past two years did not contain an adverse opinion or a disclaimer of opinion, and was not qualified or modified as to audit scope or accounting principles, except that the reports contained an explanatory paragraph stating that there was substantial doubt about the Company’s ability to continue as a going concern.

The disclosure has been revised for clarity.

Item 9.01 Financial Statements and Exhibits

4. Please file an updated letter from Ronald R. Chadwick, P.C. as Exhibit 16 to the amendment filed in response to our comments in accordance with Items 304(a)(3) and 601(b)(16) of Regulation S-K.

An updated letter has been filed as an exhibit.

Sincerely,

/s/Willis Hale

Chief Executive Officer

Peer Review Mediation and Arbitration, Inc.

778 S. Military Trail

Deerfield Beach, FL 33442